EMI

RECEIVED

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

07021892

9th March, 2007.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 2nd March 2007, I enclose one copy of each of the following items that the Company has issued to the Regulatory News Service:

(a) a News Release, dated 6th March 2007, announcing that Roger Faxon, an Executive Director of the Company, is the new Chairman and CEO of EMI Music Publishing; and,

(b) an announcement, dated 8th March 2007, confirming that the Credit Suisse companies have decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 5th March 2007, held 63,270,777 shares, being 7.91% of the shares in issue.

(c) an announcement, dated 9th March 2007, confirming that Fidelity International Ltd and its subsidiaries have decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 8th March 2007, held 40,129,641 shares, being 5.02% of the shares in issue.

(d) an announcement, dated 9th March 2007, confirming that the Prudential plc group of companies has notified the Company that its interest in EMI Group plc Ordinary Shares of 14p each is 37,970,556 shares, being 4.74% of the shares in issue.

I also enclose one copy of the following item that the Company has delivered to the UK Listing Authority:

(d) a letter, dated 7th March 2007, submitting copies of the letter sent on 21st February 2007 to the Company's shareholders, under Rule 2.6 of the City Code.

Yours faithfully,

PROCESSED
MAR 2 1 2007
THOMSON
FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Encs.

EMI

News Release

FOR IMMEDIATE RELEASE

ER 07/41

ROGER FAXON BECOMES CHAIRMAN AND CEO OF EMI MUSIC PUBLISHING

LONDON, 6 MARCH 2007 -- EMI Group is pleased to announce that Roger Faxon is the new chairman and CEO of EMI Music Publishing. Faxon's appointment is the culmination of the succession plan that EMI Group announced for its New York-based publishing division in January 2005.

EMI Group CEO Eric Nicoli said: "Roger is the ideal person to lead the next stage of EMI Music Publishing's development with his strategic insight, his digital prowess, his passion for and knowledge of music publishing and his vision for the company. With his highly talented and creative management team and EMI Music Publishing's outstanding roster of songwriters and catalogue, the company is in great hands and has excellent prospects.

"We are grateful for all that Martin Bandier has contributed to EMI over the past 17 years and wish him the very best for the future."

Last month EMI Music Publishing celebrated a record haul at the Brit awards as its writers won six of the 12 categories - The Arctic Monkeys, Amy Winehouse, the Fratellis, Nelly Furtado and Take That members Jason Orange and Howard Donald. At the Grammys three days earlier its successes included awards for Beyonce, John Legend, Stevie Wonder, The Flaming Lips, Pharrell Williams and Madonna.

For the past year Faxon has been president and co-CEO of EMI Music Publishing, and prior to that president and COO of the division. From 2002 to January 2005 he was the chief financial officer of EMI Group. Prior to that he was executive vice president and CFO of EMI Music Publishing for three years. He joined EMI in 1994 as senior vice president, worldwide business development and strategy.

Between 1990 and 1994 Faxon worked at Sotheby's, including a period as CEO of Sotheby's Europe. Throughout the 1980s he worked at a number of film and television companies, including Tri-Star and Columbia Pictures, where his roles included senior executive vice president of Columbia Pictures, Mount Company, where he was a founding partner of the company whose movies included *Frantic, Bull Durham* and *Tequila Sunrise*, and LUCASFILM Ltd where he was executive vice president/COO, responsible for guiding the financial and operational affairs of the company including the films *Raiders of the Lost Ark, Return of the Jedi* and *Indiana Jones and the Temple of Doom.*

-ENDS-

Enquiries:
Amanda Conroy, tel: 020 7795 7529
Richard O'Brien, tel: 020 7795 7447
at EMI Group, London.
www.emigroup.com

Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	15:07 09-Mar-07
Number	PRNUK-0903

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	No
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	Yes
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Fidelity International Limited (FIL)
4. Full name of shareholder(s) (if different from 3.):	State Street Bank and Trust Co London Northern Trust London JP Morgan, Bournemouth HSBC Bank plc Brown Brothers Harriman Ltd Luxembourg Bank of New York Brussels
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	Revised due to DTR rules
6. Date on which issuer notified:	08 March 2007
7. Threshold(s) that is/are crossed or reached:	
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0000444736	40,129,641	40,129,641			40,129,641		5.02%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
40,129,641	5.02

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Fidelity International Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including Fidelity Fund Management Limited (PPML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ), and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

Proxy Voting:

10. Name of the proxy holder: Fidelity International Limited (FIL)

11. Number of voting rights proxy holder will N/A

Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	11:13 08-Mar-07
Number	PRNUK-0803

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	05-03-2007
6. Date on which issuer notified:	07-03-2007
7. Threshold(s) that is/are crossed or reached:	8%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggerin transaction
	Number	Number	Number

	of Shares	of Voting Rights	of shares	Number of voting rights		% of voti rights	
			Direct	Direct	Indirect	Direct	Indi
GB0000444736	37,128,342	37,128,342	31,232,823	31,232,823	n/a	3.90	
ADR-US2686942051	1,377,954	1,377,954	1,377,954	1,377,954	n/a	0.17	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	15-06-2007	-	5,500,000	0.69
Option	21-09-2007	-	4,250,000	0.53
Option	16-03-2007	-	2,000,000	0.25
Option	18-05-2007	-	750,000	0.09
Option	16-03-2007	-	7,500,000	0.94
Option	15-06-2007	-	3,000,000	0.38
Option	21-09-2007	-	1,000,000	0.13
Option	16-03-2007	-	1,540,000	0.19
Option	15-06-2007	-	10,000	0.001
Option	21-09-2007	-	10,000	0.001
Option	21-09-2007	-	4,000,000	0.50
Option	16-03-2007	-	1,050,000	0.13
Option	15-06-2007	-	50,000	0.006

Total (A+B)

63,270,777 7.91%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Emma Thompson

15. Contact telephone number: 020 7548 2293

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	As discussed with the FSA, prior to the implementation of the EU Transparency Directive, Fidelity aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules, Fidelity now report the indirect holdings of FMR and FIL separately. For EMI Group plc, FMR Corp currently has no holdings. Please note these holdings are correct as of close of business 6 March 2007.
14. Contact name:	Laura Cotterell
15. Contact telephone number:	01737 837148

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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if possible using the ISIN CODE	transaction						
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0000444736	37,970,556	37,970,556	37,970,556	37,970,556		4.74	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
37,970,556	4.74

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Prudential plc (parent Company)

M&G Group Limited (wholly owned subsidiary of Prudential plc)

M&G Limited (wholly owned subsidiary of M&G Group Limited)

M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)

M&G Securities Limited (wholly owned subsidiary of M&G Limited)

The Prudential Assurance Company Limited (wholly owned subsidiary of Prudential plc)

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	17:03 09-Mar-07
Number	PRNUK-0903

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	No
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): Confirmation of Prudential's current position using this standard form as required by EUTD regulations.	Yes

3. Full name of person(s) subject to the notification obligation:	Prudential plc group of companies
4. Full name of shareholder(s) (if different from 3.):	JP Morgan Nominees PRUCLT HSBC GIS Nominees (UK) PAC AC PRUCLT HSBC GIS Nominees (UK) PPL AC Prudential Holborn Pensions Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	7 March 2007
6. Date on which issuer notified:	9 March 2007
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering	Resulting situation after the triggering transaction

CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Duncan Murray

15. Contact telephone number: 020-7883-5407

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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EMI

If you have sold or transferred your Ordinary Shares in EMI Group plc, please send this document at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

20 February 2007

Dear Shareholder

There are certain matters that we are required to bring to your attention under Rule 2.6 of The Takeover Code following recent press speculation.

We have on the date of this letter issued the following statement regarding these matters via the Regulatory News Service.

"Further to recent press speculation, EMI Group plc ('EMI' or the 'Company') confirms that it has received an approach from Warner Music Group. There is, however, no proposal currently for the EMI Board to consider. There can be no certainty that this approach will lead to any proposal or offer being made for the Company. If a proposal is made, it will be considered with a particular focus on conditionality, the regulatory and operational risk profile, and on valuation in relation to the Company's stand alone value and the value creation available from a combination.

Further announcements will be made if and when required."

Although the announcement has put the Company into what is known as an "offer period", as noted in the announcement there can be no certainty that an offer will in fact be made and we will make further announcements if and when required. In the meantime, you are not required to take any action.

Yours sincerely

J Gildersleeve
Chairman

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 70
Registered Office: Address as above. Registered in England No. 229231

Sent under Rule 2.6 of The Takeover Code (the "Code").

The Directors of EMI Group plc accept responsibility for the information contained in this letter. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this letter is in accordance with the facts and does not omit anything likely to affect the import of such information.

The distribution of this letter in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this letter comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This letter does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this letter or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of Warner Music Group Corp. ("Warner Music Group") or of the Company, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Warner Music Group or the Company, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Warner Music Group or of the Company by Warner Music Group or the Company, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

END